Filed by Nuveen Investment Trust (Commission File No. 333-219051)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Investment Trust (Commission File No. 811-07619)

INTERNAL USE ONLY

Information Regarding Update to the

Nuveen Core Dividend Fund and Nuveen Large Cap Value Fund

August 3, 2017

On April 13, 2017, Nuveen filed a supplement to the prospectus of the Nuveen Core Dividend Fund (NCDAX) (“Target Fund”) announcing that the Fund Board had approved the reorganization of the Target Fund into the Nuveen Large Cap Value Fund (NNGAX) (“Acquiring Fund”) pending approval from the shareholders of the Target Fund. Shareholders of the Acquiring Fund are not required to approve the reorganization.

For ongoing and up-to-date information on the proposed fund reorganization, please see the Mutual Fund Reorganization Center on www.nuveen.com. The center is dedicated to displaying information related to any proposed, pending or completed mutual fund mergers. The reorganization center is accessible from the Nuveen Mutual Fund home page or by the following link: http://www.nuveen.com/MutualFunds/ReorganizationSummary/Default.aspx?refsrc=tabl2

Below is a Q&A related to the reorganization. More complete information can be found in the final proxy statement, accessible from the following link: https://www.sec.gov/Archives/edgar/data/1013881/000119312517246013/d410004d497.htm

Q. How is this announcement being communicated to shareholders?

A. Shareholders of the Target Fund were mailed a prospectus supplement informing them of Nuveen Fund Board’s approval to reorganize the Target Fund into the Acquiring Fund. Because Acquiring Fund shareholders are not required to approve the reorganization, their prospectus was not supplemented. Proxy materials were mailed to Target Fund shareholders during the week of August 7, 2017.

Q. Why was the reorganization proposed to the Nuveen Fund Board?

A. As part of our ongoing review of the products Nuveen offers, we proposed the reorganization due to the similar strategies of the Funds and the expense savings expected to be experienced by shareholders of both Funds.

Q. What are the anticipated benefits of the reorganization for shareholders of the Target Fund?

A. Nuveen and the Fund Board believe that the combined fund will recognize operation cost savings and operational efficiencies because the fixed costs involved with operating a fund will be spread across a larger asset base following the reorganization, and the need to provide certain duplicative services to separate stand-alone funds will be eliminated. This is expected to result in a slight increase in gross expenses for shareholders of the Target Fund following the reorganization. In addition, the Acquiring Fund’s temporary net expense cap (0.79% for Class I) following the reorganization, which will be in effect through July 31, 2019, will result in lower net annual operating expenses for shareholders of the Target Fund.

Filed by Nuveen Investment Trust (Commission File No. 333-219051)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Investment Trust (Commission File No. 811-07619)

Q. How will the reorganization affect shares of the Target Fund?

A. Upon closing of the reorganization, holders of Class A, Class C and Class I shares of the Target Fund will be exchanged for the same class of shares in the Acquiring Fund. Each Target Fund shareholder will receive shares of the Acquiring Fund in an amount equal in total net asset value to the total net asset value of the Target Fund shares surrendered by such shareholder.

Q. Will shareholders of the Target Fund incur sales loads or contingent deferred sales charges in conjunction with the receipt of the Acquiring Fund’s shares pursuant to the reorganization?

A. The front-end sales load on Class A shares received in the reorganization will be waived. If a shareholder’s Target Fund shares are subject to a contingent deferred sales charge (“CSDC”), which may be the case for Class C shares or for Class A share purchases of $1 million or more which were not subject to a front-end sales load, the Acquiring Fund shares received in the Reorganization will be subject to a CDSC if they are redeemed within 12 months of the date the shareholder purchased his or her Target Fund shares.

Q. Will the reorganization create a taxable event for Target Fund shareholders?

A. No. The reorganization is intended to qualify as a tax-free event for federal income tax purposes. It is expected that shareholders will recognize no gain or loss for federal income tax purposes as a direct result of the reorganization. Prior to the closing of its reorganization, the Target Fund expects to distribute all net investment income and net capital gains, if any. All or a portion of such a distribution may be taxable to Target Fund shareholders, and will generally be taxed as ordinary income or capital gains for federal income tax purposes, unless the shareholder is investing through a tax-advantaged account such as an IRA or 401(k) plan (in which case the shareholder may be taxed upon withdrawal of his or her investment from such account).

Q. How will the reorganization impact fees and expenses?

A. Below is a breakdown of the current expenses for the Target / Acquiring Funds, as well as the estimated expenses post-reorganization.* The net expense numbers are based upon Nuveen’s undertaking of a temporary expense cap of 0.79% after the proposed reorganization, which will expire on July 31, 2019.

	Gross Expense	Net Expense
Target Fund Class A	1.29%	1.02%
Acquiring Fund Class A	1.04%	1.04%
Estimated Post-Merger Class A	1.05%	1.00%
Target Fund Class C	2.04%	1.77%
Acquiring Fund Class C	1.79%	1.79%
Estimated Post-Merger Class C	1.80%	1.75%
Target Fund Class I	1.04%	0.77%
Acquiring Fund Class I	0.79%	0.79%
Estimated Post-Merger Class I	0.80%	0.75%

*Based on expenses of the Funds for their fiscal year ended August 31, 2016, adjusted to reflect fees currently in effect.

Filed by Nuveen Investment Trust (Commission File No. 333-219051)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Investment Trust (Commission File No. 811-07619)

Q. Who will bear the costs of the reorganization?

A. Each Fund will be allocated the costs of the Reorganization ratably in an amount up to its projected cost savings, if any, during the first year following the Reorganization, subject to expense cap limitations. Based on the estimated cost savings to each Fund, the Acquiring Fund will be charged approximately $90,000 and the Target Fund will be charged approximately $5,000 of the expenses of the Reorganization. However, based on current expense levels, it is anticipated that the Adviser or its affiliates (“Nuveen”) will absorb all reorganization expenses charged to the Target Fund in order to allow the Target Fund to operate within its expense cap. The estimated expenses in connection with the Reorganization (excluding the brokerage costs associated with the portfolio repositioning) are $180,000. The Adviser estimates that the cost savings during the first year following the Reorganization will be approximately $5,000 for the Target Fund shareholders (as shareholders of the combined fund following the Reorganization) and $90,000 for the Acquiring Fund shareholders. Amounts charged to each Fund will be allocated among each Fund’s share classes based on the relative net assets of the share classes. Nuveen will pay the remainder of the Reorganization expenses. If the Reorganization is not approved or completed, Nuveen will pay all expenses associated with the Reorganization.

Q. What is the timetable for the reorganization?

A. Proxy materials were mailed to Target Fund shareholders the week of August 7, 2017. If approved by Target Fund shareholders at the special meeting of shareholders on September 25, 2017, we expect the reorganization to occur at the close of business on November 3, 2017 or as soon as practicable thereafter.